News Release

For Immediate Release

Stantec Reports Third Quarter 2011 Results, Growth Fueled by New Projects, Acquisitions

EDMONTON, AB (November 3, 2011) TSX, NYSE:STN

Today, Stantec announced solid results for the third quarter of 2011, with several key areas of activity to highlight:

•	Gross revenue growth of 11.3%, driven by multiple projects for national and local clients
•	EBITDA growth of 11.9% (excluding Q3 2010 gain from equity investment sale)
•	Diluted EPS growth of 14.5% (excluding Q3 2010 after-tax gain from equity investment sale) from strong operational performance
•	Completed acquisition to enhance engineering, planning, and environmental services

Gross revenue increased 11.3% to C$430.4 million from C$386.7 million in the third quarter of 2010 while net revenue increased 11.7% to C$351.2 million from C$314.5 million. Excluding the impact of a C$7.2 million gain on the sale of equity investments in Q3 10, EBITDA increased 11.9% to C$53.5 million in Q3 11 from C$47.8 million in Q3 10. Excluding the impact of a C$5.9 million after-tax gain on the sale of equity investments in Q3 10, net income increased 13.8% to C$28.9 million in Q3 11 from C$25.4 million in Q3 10, and diluted earnings per share increased 14.5% to C$0.63 in Q3 11 from C$0.55 in Q3 10.

“We continue to show growth and every practice area has continued to win significant projects throughout North America, despite a challenging economy,” says Bob Gomes, Stantec president and chief executive officer. “Through the ongoing efforts of our talented staff and valued clients, we remain on course to achieve our long-term strategic goals for growth.”

Results for Q3 2011 were positively impacted by an increase in revenue due to organic growth in three of our five practice area units, acquisitions completed in 2010 and 2011 and by strong activity in the mining and oil and gas sectors. Additionally, Stantec’s results were positively impacted by a reduction in administrative and marketing expenses as a percentage of net revenue from 41.3% in Q3 10 to 40.0% in Q3 11.

Projects Supporting Growth

The following is an overview of the Company’s project activity in the third quarter–newly awarded and continued–as they relate to top and bottom-line strategic growth initiatives:

•

Buildings – The Buildings practice area maintained its primary focus on the healthcare and higher education sectors, among others, winning project work reflective of Stantec’s global presence and local relationships. Stantec was selected to provide design service for the 22,300-square-meter (240,000-square-foot) addition to the Brockville General Hospital in Brockville, Ontario, as well as the design of a clean room research facility at Carnegie Mellon University in Pittsburgh, Pennsylvania.

•

Environment – Aligned with emerging sectors and markets, Stantec’s Environment practice area secured project work resulting from heightened activity in Canada’s oil and gas sector and on US shale gas development programs. Stantec is also providing a variety of environmental compliance and regulatory support services to SWN Resources Canada, Inc. in support of their shale gas seismic exploration phase in southern New Brunswick.

•

Industrial –The Industrial practice area experienced growth in sustaining and securing project work with the world’s top mining companies such as BHP Billiton while winning new contracts during the past quarter with clients such as Lake Shore Gold Corp. Stantec is providing multidisciplinary work on Lake Shore Gold Corp.’s Bell Creek and Thunder Creek Mines in Ontario.

•

Transportation – Helping to fuel organic growth, our Transportation practice area has fostered long-term relationships with regional and municipal clients. During the past quarter, Stantec was selected by the Arizona Department of Transportation to provide services for the inspection of the I-10 Deck Park Tunnel in Downtown Phoenix utilizing several Stantec disciplines, including civil, structural, mechanical and electrical inspection services, as well as survey support with the use of laser scanning.

•

Urban Land – In the Urban Land practice area, Stantec’s distributed North American presence enhanced the Company’s ability to win residential and non-residential projects in the United States and Canada. Stantec was selected to provide civil engineering, planning, and landscape architecture for the expansion of an existing tower at the Morton Plant Hospital in Clearwater, Florida, and was also awarded a multidisciplinary urban design and engineering project to redevelop the North Mall of the Alberta Legislature grounds in Edmonton, Alberta. This includes the Annex Building, steps of the Legislature Building, and the grounds and fountains of the North Mall.

Continued Growth

•

On September 2, 2011, Stantec acquired Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo), which added approximately 275 staff. An engineering, planning, and environmental science firm with offices in Minnesota, Wisconsin, Illinois, Michigan, and North Dakota, Bonestroo extends Stantec’s expertise in several disciplines in which they specialize.

•

Subsequent to the quarter, Stantec completed two acquisitions, each expanding the Company’s technical talent base and geographic reach. On October 1, 2011, Stantec acquired FSC Architects and Engineers (FSC) which added approximately 85 staff. FSC is an integrated architecture and engineering firm specializing in cold climate and remote location projects. FSC has offices in Northwest Territories, Yukon, Nunavut, and Alberta. Stantec also acquired Lexington, Kentucky-based ENTRAN, Inc. on October 28, 2011, which added approximately 115 staff specializing in roadway and bridge design, transportation planning and traffic engineering, construction engineering services, and aviation services.

Additional Company Activity

•

During the quarter, Douglas Ammerman and Delores Etter were appointed to Stantec’s board of directors. A former partner with KPMG, Mr. Ammerman brings nearly 40 years of fiscal and organizational leadership experience. Dr. Etter brings more than 35 years of technical leadership in both the academic and government sectors, including a tenure serving as the assistant secretary of the United States Navy for Research, Development, and Acquisition.

•

Stantec recently reached an agreement to amend its existing $350 million revolving credit facility and extend the maturity date to August 2015. As outlined in the MD&A, the credit facility is available for future acquisitions, working capital needs, and general corporate purposes.

•

During the quarter Stantec repurchased 334,600 of its shares for C$7.6 million under the Company’s normal course issuer bid with the Toronto Stock Exchange. Stantec believes that, at times, the market price of its common shares does not fully reflect the value of the business or future business prospects and that, at such times, the purchase of its shares represents an attractive, appropriate, and desirable use of available funds.

Conference Call and Company Information

Stantec’s third quarter conference call, being held today at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide the confirmation code 5804124 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Cautionary statements

Stantec’s gross revenue, net revenue, and EBITDA are non-GAAP measures. For a definition and explanation of non-GAAP measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2010 Financial Review.

This press release contains forward-looking statements concerning Stantec’s future financial performance and future growth. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding and the risk that Stantec will not meet its growth targets. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section in our 2010 Financial Review and the Caution Regarding Forward-Looking Statements in our 2011 Third Quarter Report. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com

Media Contact Danny Craig Stantec Media Relations Tel: (949) 923-6085 danny.craig@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.

- Continued, Income Statement and Balance Sheet attached -

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

ASSETS
Current
Cash and short-term deposits	17,074	62,731
Trade and other receivables	321,188	295,740
Unbilled revenue	152,943	104,696
Income taxes recoverable	11,838	12,313
Prepaid expenses	15,566	10,699
Other financial assets	12,950	10,589
Other assets	4,039	4,176

Total current assets	535,598	500,944
Non-current
Property and equipment	110,410	113,689
Goodwill	592,338	548,272
Intangible assets	69,516	72,136
Investments in associates	2,041	2,831
Deferred tax assets	50,080	40,912
Other financial assets	62,261	57,235
Other assets	1,812	1,339

Total assets	1,424,056	1,337,358

LIABILITIES AND EQUITY
Current
Bank indebtedness	6,616	–
Trade and other payables	201,372	186,287
Billings in excess of costs	45,384	56,741
Income taxes payable	–	4,595
Current portion of long-term debt	50,973	46,394
Provisions	17,237	17,297
Other financial liabilities	6,340	9,365
Other liabilities	5,129	3,313

Total current liabilities	333,051	323,992
Non-current
Long-term debt	247,548	275,636
Provisions	44,645	39,143
Deferred tax liabilities	56,054	47,780
Other financial liabilities	2,577	5,789
Other liabilities	35,825	29,330

Total liabilities	719,700	721,670

Shareholders’ equity
Share capital	224,402	225,158
Contributed surplus	14,851	13,340
Retained earnings	463,630	393,844
Accumulated other comprehensive income (loss)	1,370	(16,757)

Total equity attributable to equity holders of the Company	704,253	615,585

Non-controlling interests	103	103

Total equity	704,356	615,688

Total liabilities and equity	1,424,056	1,337,358

Consolidated Statements of Income

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30
(In thousands of Canadian dollars, except per share amounts)	2011 $	2010 $	2011 $	2010 $

Gross revenue	430,354	386,683	1,251,357	1,129,412
Less subconsultant and other direct expenses	79,156	72,153	221,010	214,276

Net revenue	351,198	314,530	1,030,347	915,136
Direct payroll costs	156,313	137,802	458,882	404,317

Gross margin	194,885	176,728	571,465	510,819
Administrative and marketing expenses	140,346	130,008	420,797	376,973
Depreciation of property and equipment	7,173	6,622	20,521	18,448
Amortization of intangible assets	4,150	4,375	13,481	12,090
Net interest expense	2,537	2,076	7,510	5,551
Other net finance expense (income)	696	(12)	2,099	(777)
Share of income from associates	(104)	(731)	(452)	(1,944)
Gain on sale of equity investments	–	(7,183)	–	(7,183)
Foreign exchange loss (gain)	482	(350)	90	645
Other (income) expense	–	45	(41)	307

Income before income taxes	39,605	41,878	107,460	106,709

Income taxes
Current	8,946	12,539	25,979	27,263
Deferred	1,748	(2,014)	3,036	8,043

Total income taxes	10,694	10,525	29,015	35,306

Net income for the period	28,911	31,353	78,445	71,403

Weighted average number of shares outstanding – basic	45,662,087	45,591,437	45,703,009	45,685,152

Weighted average number of shares outstanding – diluted	45,726,931	45,846,003	45,812,925	45,932,366

Shares outstanding, end of the period	45,380,252	45,666,920	45,380,252	45,666,920

Earnings per share
Basic	0.63	0.69	1.72	1.56

Diluted	0.63	0.68	1.71	1.55